# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sigmatron International, Inc., CIK 0000915358
CUSIP: 82661L101
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 2201 Landmeier Road, Elk Grove Village, Illinois (IL), 60007
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001144204-18-066018
Filed by CIK 0001444866

## Reporting persons
- Peter J Abrahamson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 570,403; shared voting power 0; sole dispositive power 570,403; shared dispositive power 0; aggregate amount beneficially owned 570,403 (9.3% of the class)

## Item 1. Issuer
Name of issuer: Sigmatron International, Inc.
Address of issuer's principal executive offices: 2201 Landmeier Road, Elk Grove Village, IL 60007

## Item 2. Person Filing
Name of person filing: Peter J Abrahamson
Address of principal business office or, if none, residence: 24156 N Coventry Ln; Lake Barrington, IL 60010-7334
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 570403
Percent of class: 9.3
Sole power to vote or to direct the vote: 570403
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 570403
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Peter J Abrahamson: /s/ Peter J Abrahamson, Peter J Abrahamson, Private Investor (01/24/2025)